71726 Cole Blvd., Suite 115

Lakewood, CO 80401

Phone: (303) 928-8599

Fax: (303) 928-8598

GENERAL MOLY AMENDS STRATEGIC PARTNERSHIP WITH AMER INTERNATIONAL GROUP TO BECOME A MAJOR SHAREHOLDER

Investments Advance Development of Mt. Hope Project

LAKEWOOD, COLORADO –  November 3, 2015, General Moly, Inc. (the "Company" or “General Moly”) (NYSE MKT and TSX: GMO), a U.S.-based molybdenum mineral development, exploration, and mining company, announced an agreement to amend the previously announced  Investment and Securities Purchase Agreement (“Investment Agreement”) with AMER International Group (“AMER”), a private, Chinese-based multinational company that is one of the world’s largest advanced materials, fine machining, and downstream metals refining providers, and was ranked #247 on the 2015  Fortune Global 500 list.  With the amended Investment Agreement, the parties agreed upon a three tranche investment strategy that will create a strategic partnership and equity investment to assist with General Moly’s ability to secure full project financing for the Mt. Hope Project.

Highlights of the amended Investment Agreement include:

•

Tranche  1 of the amended Investment Agreement is a private placement for $4 million worth of General Moly common shares, priced at  $0.30. The allocation of this $4 million private placement will be divided evenly between general corporate purposes and an expense reimbursement account relating to Mt. Hope financing costs and other jointly sourced business development opportunities. In addition, AMER and General Moly  will enter into a Stockholder Agreement allowing AMER to nominate a  director to a  then seven member General Moly Board of Directors,  and additional directors following the close of Tranche 3 and drawdown of a senior secured loan (“Bank Loan”), respectively. The Stockholders Agreement also relates to amer’s acquisition and transfer of General Moly shares.

•

AMER and General Moly will enter into a Warrant Agreement which provides that when drawdown of the approximately $700 million Bank Loan becomes available and documentation is complete, 80 million warrants to purchase common shares of General Moly vest and become exercisable by AMER at a price of $0.50. All conditions to complete the warrants transaction must be completed no later than April 17, 2017.

•

Tranche  2 of the amended Investment Agreement will include a private placement for $6 million of General Moly common shares, priced at $0.50. The allocation of this $6 million private placement will be divided with $5 million reserved for general corporate purposes and additional $1 million set aside for the expense reimbursement account, discussed above.  Closing of Tranche  2 is contingent on the Nevada State Engineer restoring permits for the Mt. Hope Project's water rights and for the price of molybdenum to average in excess of $8/lb for a 30 consecutive calendar day period.

•

Tranche  3 of the agreement will include a private placement for $10 million of General Moly common shares, priced at $0.68. Execution of Tranche  3 is contingent on a  final adjudication of the Mt. Hope Project's water rights through courts or settlement, if further protests and appeals result from the issuance of the water permits, and for the price of molybdenum to average in excess of $12/lb for a 30 consecutive calendar day period. After Tranche  3 of the agreement is executed, AMER will nominate a  second Director to General Moly’s then eight member Board of Directors.

•

The parties agreed to eliminate the condition to closing the Investment Agreement concerning the requirement to obtain a letter of intent from a Prime Chinese Bank endorsing the Bank Loan, discussed below, as a result of the current molybdenum market price and recent water rights decision from the Nevada Supreme Court, and eliminate the requirement of the Company to obtain consent from Aperam, as Tranche 1 is being issued at $0.30, which is above the October 30, 2015 closing price of $0.29.

The Company announced receipt of funds to successfully close Tranche 1 of the newly amended Investment Agreement on November 2, 2015, as more fully discussed below, for the purchase of 13,333,333 shares at $0.30 totaling $4 million dollars. Tranche 2 and Tranche 3 of the Investment Agreement may be subject to General Moly stockholder approval.

AMER had previously agreed to work with General Moly to procure and support a Bank Loan of approximately $700 million from a major Chinese bank or banks for development of the Mt. Hope Project when molybdenum market conditions improve. AMER will guarantee the Bank Loan, which is anticipated to have normal and customary covenants and security arrangements. When drawdown of the Bank Loan becomes available, 80 million warrants to purchase common shares of General Moly will become exercisable by AMER at $0.50. After drawdown of the Bank Loan, if AMER owns more than 30% of the common stock of General Moly, AMER will nominate a third Director to General Moly’s Board of Directors. Under the amended Investment Agreement, AMER has a one-time option exercisable simultaneously with Bank Loan execution to purchase the balance of General Moly’s share of Mt. Hope molybdenum production, estimated to be approximately 16.5 million pounds annually, for the first five years of production, and 70% of General Moly’s annual share of Mt. Hope molybdenum production thereafter.

Bruce D. Hansen, Chief Executive Officer, said, “The agreement to amend the Investment Agreement and the funding of Tranche 1 of our partnership with AMER, one of the world’s largest advanced materials, downstream metals refining, and fabrication companies is an important milestone for the Company and a critical component of our future success.”

Mr. Hansen continued, “Although the amended Investment Agreement contains in aggregate the same number of shares at the same price as the initial agreement, it was restructured to reflect current realities including what we believe to be the unsustainably low price of molybdenum as well as the recirculation of the water rights issue.”

Mr. Hansen concluded, “As market conditions improve, this agreement will greatly strengthen our potential to access global financial institutions, particularly Chinese banks, to finance a significant portion of the remaining capital necessary for the development of the Mt. Hope Project. However, given the current molybdenum price and the recent Nevada Supreme Court water rights decision,  we believe it does not make sense to aggressively pursue project financing at this time. In the near-term, we expect to evaluate acquisition opportunities that we can collectively pursue with our partner AMER. In time, we believe molybdenum prices will return to the low-to-mid teens, a level sufficient for Mt. Hope construction and development.”

Wang Wenyin, Chairman of AMER International Group said, “AMER is pleased to create a long-term partnership with General Moly through this strategic investment. We regard the Mt. Hope and Liberty projects as two of the most promising molybdenum assets worldwide and highly complementary to our copper and tungsten operations, as well as our production of fine machining and advanced cable products. We also look forward to leveraging General Moly’s mining finance, operations, engineering, and construction expertise to identify and acquire other mining assets in North America.”

* * * *

General Moly is a U.S.-based molybdenum mineral development, exploration and mining company listed on the NYSE MKT (formerly the NYSE AMEX) and the Toronto Stock Exchange under the symbol GMO. The Company’s primary asset, our interest in the Mt. Hope Project located in central Nevada, is considered one of the world's largest and highest grade molybdenum deposits.  Combined with the Company’s second project, the Liberty Project, a molybdenum and copper property also located in central Nevada, our goal is to become the largest pure play primary molybdenum producer in the world.  For more information on the Company, please visit our website at http://www.generalmoly.com.

* * * *

AMER International Group is a leading Chinese multinational company with 15,000 employees and established international headquarters in Geneva, Europe and Singapore, Asia as well as four domestic headquarters in Shenzhen, Beijing, Shanghai and Guangzhou.  Global operations are dedicated to enlarging and strengthening the Company’s non-ferrous metals industrial chain. In 2015, the Fortune Global 500, an annual ranking of the top 500 corporations worldwide as measured by revenue, ranked AMER International Group #247.

Contact Information – General Moly:

Investors -  Scott Kozak(303) 928-8591skozak@generalmoly.com

Media - Zach Spencer(775) 397-1199zspencer@generalmoly.com

Website: http://www.generalmoly.com

Forward-Looking Statements

Statements herein that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor created by such sections.  Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected, or implied by the Company.  These risks and uncertainties include, but are not limited to, metals price and production volatility, global economic conditions, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, exploration risks and results, political, operational and project development risks, including the Company’s ability to obtain and maintain required permits to continue construction, commence production and its ability to raise required project financing, adverse governmental regulation and judicial outcomes, including the appeal of the Record of Decision and potential future appeals of re-issued water permits and estimates related to cost of production, capital, operating and exploration expenditures.  For a detailed discussion of risks and other factors that may impact these forward looking statements, please refer to the Risk Factors and other discussion contained in the Company’s quarterly and annual periodic reports on Forms 10-Q and 10-K, on file with the SEC.  The Company undertakes no obligation to update forward-looking statements.